Erika L. Robinson +1 202 663 6402 (t) +1 202 663 6363 (f) erika.robinson@wilmerhale.com

July 24, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Amanda Ravitz

Re:	Brooks Automation, Inc.
Registration Statement on Form S-3
File No. 333-189582

Ladies and Gentlemen:

On behalf of Brooks Automation, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being filed in response to comments contained in the letter dated July 19, 2013 from Amanda Ravitz of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jason W. Joseph, the Company’s Vice President, General Counsel and Secretary. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.

On behalf of the Company, we advise you as follows:

Registration Statement on Form S-3 Filed June 25, 2013

Fee Table

1.	To the extent the units referenced in the third and fourth sentences of footnote (1) and that are mentioned in the second sentence of the “Description of Warrants” section on page 23 are distinct from the “purchase units” that are registered in the fee table, please revise to include the additional “units” in the table as separate securities to be registered. Please also file a revised opinion of counsel that opines as to these units.

Securities and Exchange Commission

July 24, 2013

Response:	The Company respectfully submits that the units referenced in the third and fourth sentences of footnote (1) and that are mentioned in the second sentence of the “Description of Warrants” section on page 23 are the same securities as the purchase units registered in the fee table. To avoid confusion, the Registration Statement has been revised in response to this comment. See page 23 of Amendment No. 1.

Exhibit 5

2.	Please file an opinion of counsel that indicates whether the depositary shares will, when sold, be legally issued and will entitle holders to the rights specified in the deposit agreement and the applicable depositary receipts.

Response:	We have filed a revised opinion of counsel as Exhibit 5 to the Registration Statement.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 663-6402, email at erika.robinson@wilmerhale.com or facsimile at (202) 663-6363. Thank you.

Very truly yours,

/s/ Erika L. Robinson

Erika L. Robinson

cc:	Jason W. Joseph, Vice President, General Counsel and Secretary